UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President, Chief Risk Officer and Chief Corporate Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-443-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,369,778
	8	SHARED VOTING POWER 498,173,317
	9	SOLE DISPOSITIVE POWER 23,369,778
	10	SHARED DISPOSITIVE POWER 498,173,317
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,543,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 515,558,511 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of April 23, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), of BHGE, outstanding as of April 23, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS GE Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 515,558,511 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,896,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,896,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,896,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 515,558,511 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 515,558,511 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,873,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,873,157
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,873,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 515,558,511 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019, and 521,543,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of April 23, 2019.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item2.	Identify and Background.

Schedules I-V to Item 2 of the Amended Schedule 13D are hereby amended and restated in their entirety as set forth in Schedules I-V attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following:

“On June 27, 2019, GE executed an action by written consent of stockholders (the “Written Consent”) approving in advance any issuance or issuances from time to time of securities of BHGE to any of the Reporting Persons in connection with the exercise of the Existing GE Purchase Rights (as defined below) that may require prior stockholder approval under the rules and regulations of the NYSE (the “NYSE Rules”) in the event GE is deemed a “Related Party” under such rules and regulations, and delivered the Written Consent to BHGE together with a request that BHGE deliver to stockholders the notice of such action required under Section 228(e) of the General Corporation Law of the State of Delaware.  Under the Stockholders Agreement (as amended and restated on November 13, 2018 and amended from time to time thereafter in accordance with the terms thereof) the Reporting Persons have the existing right to purchase their pro rata portion of any securities of BHGE (other than certain excluded securities) that BHGE proposes to issue or sell, as further described in Item 6 below (“Preemptive Rights”).  In addition, under the BHGE LLC Agreement, the Reporting Persons have the existing right to purchase Paired Interests from BHGE and BHGE LLC in certain circumstances, as further described in Item 6 below, including in connection with the issuance of shares of Class A Common Stock under an equity incentive or similar plan, and where the Reporting Persons are permitted under the terms of the Stockholders Agreement to purchase additional shares of Class A Common Stock (together with the Preemptive Rights, the “Existing GE Purchase Rights”).

Since the November 2018 Secondary Offering and Repurchase, GE’s interest in BHGE has been reduced through ordinary course vesting and exercise of BHGE equity incentive awards from approximately 50.4% to approximately 50.3%.  GE executed the Written Consent in order to ensure the ability of the Reporting Persons to exercise the Existing GE Purchase Rights to maintain GE’s ownership of a majority of the voting power of BHGE until GE takes steps to further advance its previously stated intention of separating its interest in BHGE from GE.  GE’s previously stated intent to separate its interest in BHGE in an orderly manner over time remains unchanged.  As described in Item 6 below, GE has the power to unilaterally provide any stockholder approval required under the NYSE Rules in connection with the issuance of securities of BHGE to GE.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the cover letter sent by GE to BHGE filed as Exhibit 99.13 hereto, as well as the full text of the written consent enclosed with the cover letter and filed as Exhibit 99.14 hereto, each of which is incorporated by reference in its entirety into this Item 4.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Amended Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended as follows:

The first paragraph under Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon, as of April 23, 2019, 521,543,095 shares of Class B Common Stock and 515,558,511 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,037,101,606 shares of Class A Common Stock on a fully exchanged basis.”

The second paragraph under Section (a) of Item 5 of the Amended Schedule 13D is hereby amended to add the following:

“•	Paula Rosput Reynolds, Director, General Electric Company, holds 1,000 shares of Class A Common Stock.

•	L. Kevin Cox, Senior Vice President, General Electric Company, holds 3 shares of Class A Common Stock.”

The references to shares of Class A Common Stock held by W. Geoffrey Beattie and James J. Mulva are hereby deleted.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13-D filed by the Reporting Person on July 13, 2017)

Exhibit 99.2
Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3
Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4
Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5
Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6
Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7
Registration Rights Agreement, dated as of July 3, 2017, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.2 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.8
Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9
Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10
Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11
Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12
Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)

Exhibit 99.13	Letter from General Electric Company to the Issuer, dated June 27, 2019 (filed herewith)

Exhibit 99.14	Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2019

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Risk Officer and Chief Corporate Counsel

GE INVESTMENTS, LLC

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

  SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company.  The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship
Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France
H. Lawrence Culp, Jr. (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States
Francisco D’Souza (Director)	Executive Vice Chair, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States
Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management New York, New York	United States
Thomas W. Horton (Lead Director)	Partner, Global Infrastructure Partners New York, New York	United States
Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States
Catherine Lesjak (Director)	Former Chief Financial Officer, HP Palo Alto, California	Canada
Paula Rosput Reynolds (Director)	President and CEO, PreferWest LLC Seattle, Washington	United States
Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board (FASB) Norwalk, Connecticut	United States
James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States
L. Kevin Cox	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States
Michael Holston	Senior Vice President, General Counsel & Secretary, General Electric Company	United States
David L. Joyce	Vice Chair, General Electric Company; President & Chief Executive Officer, GE Aviation	United States
Jamie S. Miller	Senior Vice President, Chief Financial Officer, General Electric Company	United States
Kieran Murphy	Senior Vice President, GE and President & Chief Executive Officer, GE Healthcare	Ireland
Jérôme Pécresse	Senior Vice President, GE and Chief Executive Officer, GE Renewable Energy	France
Russell Stokes	Senior Vice President, GE and President & Chief Executive Officer, GE Power Portfolio	United States
Scott Strazik	Senior Vice President, GE and Chief Executive Officer, GE Gas Power	United States
Thomas Timko	Vice President, Chief Accounting Officer and Controller	United States

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
GE INVESTMENTS, LLC

The following table sets forth certain information with respect to the directors and executive officers of GE Investments, LLC.  The business address of each director and executive officer of GE Investments, LLC is 901 Main Avenue, Norwalk, Connecticut 06851-1168.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Manager, President and Treasurer)	Vice President, Transformation Leader, Treasury, General Electric Company	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States
Alan Redmer (Vice President – Taxes)	Director – Tax Accounting, General Electric Company	United States

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS I, INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings I, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings I, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Vice President, Transformation Leader, Treasury, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
GE OIL & GAS US HOLDINGS IV INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Oil & Gas US Holdings IV, Inc.  The business address of each director and executive officer of GE Oil & Gas US Holdings IV, Inc. is 191 Rosa Parks Street, Cincinnati, Ohio 45202.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Vice President, Transformation Leader, Treasury, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
GE HOLDINGS (US), INC.

The following table sets forth certain information with respect to the directors and executive officers of GE Holdings (US), Inc.  The business address of each director and executive officer of GE Holdings (US), Inc. is 901 Main Avenue, Norwalk, Connecticut  06851-1168.

Name	Present Principal Occupation or Employment	Citizenship
Robert Giglietti (Sole Director and Vice President)	Vice President, Transformation Leader, Treasury, General Electric Company	United States
Chinmay Trivedi (President)	Senior Executive – GEHC Treasury, GE Healthcare	United States
Victoria Vron (Vice President and Secretary)	Senior Counsel/Regional Leader, Americas, GE Global Operations	United States